Exhibit 5.1

[Letterhead of Greenberg Traurig LLP]

Mark J. Wishner

Tel 703.749.1352

Fax 703.714.8359

wishnerm@gtlaw.com

July 11, 2022

WaveDancer, Inc.

12015 Lee Jackson Highway

Suite 210

Fairfax, Virginia 22033

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 4,500,000 shares of common stock, par value $0.001 per share (the “Securities”), of WaveDancer, Inc., a Delaware corporation (the “Company”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that when the Securities have been issued and sold as contemplated pursuant to the Common Stock Purchase Agreement, dated as of July 8, 2022 by and between the Company and B. Riley Principal Capital II, LLC, the Securities will be validly issued, fully paid and nonassessable.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Greenberg Traurig, LLP